UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Notice of Resolutions adopted at Grupo Aval Acciones y Valores S.A. General Shareholders’ Meeting held on September 30, 2014

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Ordinary General Shareholders’ Meeting held on September 30, 2014, has:

1.
Approved the company’s financial statements, management report and other attachments, for the six-month period ended on June 30, 2014. It further approved the following proposed distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.
DISTRIBUTION OF PROFITS
FOR THE SIX-MONTH PERIOD ENDED ON JUNE 30, 2014
GENERAL SHAREHOLDERS' MEETING
Net Income:			920,812,573,717.21

With tax benefit:		920,812,573,717.21
Without tax benefit:		0.00

Plus:
Occasional reserve release at the disposal of the General Shareholders´ Meeting:			3,588,944,863,695.31

With tax benefit:		3,128,252,264,838.48
Without tax benefit:		460,692,598,856.83

Total available at the disposal of the General Shareholders' Meeting:			4,509,757,437,412.52

a) To increase the legal reserve:			929,142,702
		929,142,702
b) To distribute a cash dividend of Ps 4.80 per share per month from October 2014 to March 2015, including those two months over 22,036,572,719 subscribed and paid shares as of the date of this meeting:			641,693,294,755.2

With tax benefit:		634,653,294,307.2

c) For the payment of a cash dividend over 244,444,460 preferred shares, according to the prospectus of the offering effected outside of Colombia in the form of ADR´s Level III, subscribed within the 30 days following its issuance. Such dividend will amount to Ps 4.80 per share per month from October 2014 to March 2015, including those two months. The amounts not used for these purposes will be reestablished to the Ocasional Reserves at the disposal of the General Shareholders´ Meeting, at the end of the subscription period of such shares.

With tax benefit:		7,040,000,448

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations.
In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of October 2014, will be paid from the fourth trading day following the date in which the General Shareholders' Assembly approves the distribution of profits, which is from October 6, 2014. In this month, dividends will be paid until October 15, 2014.

Occasional reserve at the disposal of General Shareholders' Meeting:			3,867,134,999,955.32

Total with tax benefit
Year 2014 - First Semester-with tax benefit:	919,883,431,015.21
Accumulated - with tax benefit:	2,486,558,970,083.28	3,406,442,401,098.49

Total without tax benefit
Year 2014 - First Semester - without tax benefit:	0
Accumulated - without tax benefit:	460,692,598,856.83	460,692,598,856.83

TOTAL:			4,509,757,437,412.52

2.
The following will be the ex-dividend dates according to the proposed distribution of profits, approved by the General Shareholders’ Meeting on September 30, 2014 for the Company's common and preferred shares:

Ex-Dividend dates from October 2014 to March 2015
Month	Initial ex-dividend date	Final ex-dividend date
October, 2014	10.01.2014	10.06.2014
November, 2014	10.28.2014	11.04.2014
December, 2014	11.25.2014	12.01.2014
January, 2014	12.26.2014	01.01.2015
February, 2014	01.27.2015	02.02.2015
March, 2014	02.24.2015	03.02.2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel